04031589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

JUN 1 - 2004

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

Form 8-K for May 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 28, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Daniel E. Israeli

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

TERM SHEET AND COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-11XS

$324,822,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-11XS
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call							
Class	Approx. Size ($) (1)	Coupon / Margin (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Expected Initial C/E (4) (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) (5)
A1A(6)(7)	62,819,000	[LIBOR + 0.12%]	1.00	1 – 24	5.85%	April 25, 2034	[Aaa/AAA]
A1B(6)(7)	62,819,000	[2.68%]	1.00	1 – 24	5.85%	April 25, 2034	[Aaa/AAA]
A2(7)	30,825,000	[4.08%]	2.25	24 - 31	5.85%	April 25, 2034	[Aaa/AAA]
A3(7)	39,194,000	[4.71%]	3.05	31 – 44	5.85%	April 25, 2034	[Aaa/AAA]
A4(7)	53,151,000	[5.81%]	5.00	44 - 88	5.85%	April 25, 2034	[Aaa/AAA]
A5(7)	27,453,000	[6.25%]	8.35	88 – 101	5.85%	April 25, 2034	[Aaa/AAA]
A6(7)(8)	30,696,000	[5.63%]	6.43	37 – 101	5.85%	April 25, 2034	[Aaa/AAA]
M1(7)	8,120,000	[5.80%]	5.55	37 – 101	3.35%	April 25, 2034	[TBD]
M2(7)	6,497,000	[6.00%]	5.53	37 – 101	1.35%	April 25, 2034	[TBD]
M3(7)	3,248,000	[6.00%]	4.59	37 – 90	0.35%	April 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the April 1, 2004 collateral balance (as shown on pages 21-29) The actual bond sizes will be based on the May 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately 2.63% which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7) The Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) The Class A6 Certificates are non-accelerating Senior Certificates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

To Maturity							
Class	Approx. Size ($) (1)	Coupon / Margin (2)	Est. WAL (3) (yrs.)	Payment Window (3) (mos.)	Initial C/E (4) (%)	Legal Final Maturity	Ratings (Moody's/S&P) (5)
A1A (6)(7)	62,819,000	[LIBOR + 0.12%]	1.00	1 – 24	5.85%	April 25, 2034	[Aaa/AAA]
A1B (6)(7)	62,819,000	[2.68%]	1.00	1 – 24	5.85%	April 25, 2034	[Aaa/AAA]
A2 (7)	30,825,000	[4.08%]	2.25	24 - 31	5.85%	April 25, 2034	[Aaa/AAA]
A3 (7)	39,194,000	[4.71%]	3.05	31 – 44	5.85%	April 25, 2034	[Aaa/AAA]
A4 (7)	53,151,000	[5.81%]	5.00	44 - 88	5.85%	April 25, 2034	[Aaa/AAA]
A5 (7)	27,453,000	[6.25%]	11.33	88 – 229	5.85%	April 25, 2034	[Aaa/AAA]
A6 (7)(8)	30,696,000	[5.63%]	6.58	37 – 226	5.85%	April 25, 2034	[Aaa/AAA]
M1 (7)	8,120,000	[5.80%]	5.96	37 – 149	3.35%	April 25, 2034	[TBD]
M2 (7)	6,497,000	[6.00%]	5.69	37 – 127	1.35%	April 25, 2034	[TBD]
M3 (7)	3,248,000	[6.00%]	4.59	37 – 90	0.35%	April 25, 2034	[TBD]

*** The above coupons are the expected values; however they will change and be finalized at pricing.**

**** The Class M1, M2, and M3 Certificates are not being offered herein.**

(1) Bond sizes are based on the April 1, 2004 collateral balance (as shown on pages 21-29) The actual bond sizes will be based onthe May 1, 2004 collateral balance. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rat e for each Class A Certificate (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately 2.63% which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7) The Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) The Class A6 Certificates are non-accelerating Senior Certificates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for such Distribution Date as follows:

(I) Concurrently as follows:

i. To the Class A6 Certificates, the Class A6 Priority Amount; and

ii. Sequentially, as follows:

1. To the Class A1A and A1B Certificates pro-rata, until reduced to zero; and
2. Sequentially to the Class A2, A3, A4, and A5 Certificates, until reduced to zero;

(II) Sequentially, to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.35% of the Cut-Off Date loan principal balance.

The "Class A6 Priority Amount" for determining distributions of principal to the Class A6 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A6 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A6 Percentage and (z) the Class A6 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1A, A1B, A2, A3, A4, and A5 Certificates have been reduced to zero, the Class A6 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A6 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A6 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A6 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, June 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

The ''Principal Remittance Amount'' for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [88.30%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.35% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1, Class M2, and Class M3 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for Classes A1A, A1B, A2, A3, A4, A5, A6, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for the Class A1B, A2, A3, A4, A5, A6, M1, M2, and M3 Certificates will be calculated on a 30/360 basis. Interest for the Class A1A Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2, A3, A4, A5, A6, M1, M2, and M3 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1A and Class A1B Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1) To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2) To pay Current Interest and then to pay Carryforward Interest to the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates;

(3) To pay the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4) To pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 (the "Subordinate Classes"), sequentially;

(5) To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7) To pay to the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8) To pay sequentially to the Class M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9) Pro rata, to the Class A Certificates any unpaid interest on Deferred Amounts and any unpaid Deferred Amounts;

(10) To pay the holders of the Class X Certificates; and

(11) All remaining amounts to the holder of the Class R Certificate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1A Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of 3.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$62,819,000.00
2	60,930,436.66
3	59,295,455.92
4	57,597,564.93
5	55,756,560.88
6	53,775,718.91
7	51,658,757.25
8	49,409,827.94
9	47,131,590.69
10	44,824,979.33
11	42,491,109.39
12	40,132,052.83
13	37,752,689.76
14	35,413,172.91
15	33,112,840.15
16	30,851,040.27
17	28,627,132.87
18	26,440,488.10
19	24,290,486.56
20	22,176,519.07
21	20,097,986.55
22	18,054,299.81
23	16,044,879.43
24	14,069,155.55

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1A Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1A Certificates or, in certain cases, the Class X Certificates.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1A Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M3 Certificates, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora (62.7%) and Greenpoint (18.7%). 77.6% of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, is equal to approximately 0.35% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.70% of the Pool Balance for such Distribution Date, subject to a floor of 0.35% of the Cut-Off Date loan principal balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
June 2007 through May 2008	[1.00%]
June 2008 through May 2009	[1.25%]
June 2009 through May 2010	[1.50%]
June 2010 and thereafter	[1.75%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

<table>
<tr><td>A1A
[Aaa/AAA]
LIBOR + 0.12%</td><td>A1B
[Aaa/AAA]
2.68%</td><td rowspan="6">A6
[Aaa/AAA]
5.63%</td></tr>
<tr><td colspan="2">A2
[Aaa/AAA]
4.08%</td></tr>
<tr><td colspan="2">A3
[Aaa/AAA]
4.71%</td></tr>
<tr><td colspan="2">A4
[Aaa/AAA]
5.81%</td></tr>
<tr><td colspan="2">A5
[Aaa/AAA]
6.25%</td></tr>
<tr><td colspan="2"></td></tr>
<tr><td colspan="3">M1
[TBD]
5.80%</td></tr>
<tr><td colspan="3">M2
[TBD]
6.00%</td></tr>
<tr><td colspan="3">M3
[TBD]
6.00%</td></tr>
</table>

Principal will be paid sequentially to:

1. Class A1A and A1B Certificates (pro-rata)
2. Class A2, A3, A4, and A5 Certificates (sequentially)

Class A6 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
	David Rashty	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Structured Asset Securities Corporation 2004-11XS
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle National Association
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	May 1, 2004
Expected Closing Date:	May 28, 2004
Expected Settlement Date:	May 28, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1A and A1B Certificates, which will have a zero day delay)
First Payment Date:	June 25, 2004
Day Count:	30/360 for all classes (except for the Class A1A Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 4.64% of the mortgage loans which have a servicing fee greater than 0.25% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1, M2, and M3 Certificates.
SMMEA Eligibility:	All classes, other than the Class M2 and M3 Certificates, are expected to be SMMEA eligible.
ERISA Eligibility:	All Classes are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A1A Discount Margin Table (DMs are expressed in basis points)(1)(2)

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99-06	65.74	1.50	75.03	1.28	81.11	1.17	93.04	1.00	110.38	0.82	124.54	0.72	138.44	0.64
99-08	61.58		70.15		75.77		86.77		102.77		115.84		128.66	
99-10	57.43		65.28		70.43		80.51		95.17		107.14		118.89	
99-12	53.28		60.42		65.10		74.25		87.58		98.46		109.13	
99-14	49.14		55.56		59.77		68.00		79.99		89.78		99.38	
99-16	45.00	1.51	50.70	1.29	54.44	1.17	61.76	1.00	72.41	0.82	81.11	0.72	89.64	0.64
99-18	40.86		45.85		49.12		55.52		64.84		72.44		79.91	
99-20	36.73		41.00		43.80		49.29		57.27		63.78		70.18	
99-22	32.60		36.16		38.49		43.06		49.71		55.14		60.46	
99-24	28.47		31.32		33.18		36.84		42.15		46.49		50.75	
99-26	24.35	1.51	26.48	1.29	27.88	1.17	30.62	1.00	34.60	0.82	37.86	0.72	41.05	0.64
99-28	20.23		21.65		22.58		24.41		27.06		29.23		31.36	
99-30	16.11		16.82		17.29		18.20		19.53		20.61		21.68	
100-00	12.00		12.00		12.00		12.00		12.00		12.00		12.00	
100-02	7.89		7.18		6.72		5.80		4.48		3.40		2.33	
100-04	3.79	1.51	2.37	1.29	1.44	1.18	-0.39	1.00	-3.04	0.83	-5.20	0.72	-7.33	0.64
100-06	-0.32		-2.45		-3.84		-6.57		-10.55		-13.79		-16.98	
100-08	-4.41		-7.25		-9.11		-12.75		-18.05		-22.37		-26.62	
100-10	-8.51		-12.05		-14.38		-18.93		-25.55		-30.95		-36.25	
100-12	-12.60		-16.85		-19.64		-25.10		-33.04		-39.52		-45.88	
100-14	-16.69	1.52	-21.65	1.29	-24.90	1.18	-31.26	1.01	-40.52	0.83	-48.08	0.73	-55.49	0.65
100-16	-20.77		-26.44		-30.15		-37.42		-48.00		-56.63		-65.10	
100-18	-24.85		-31.22		-35.40		-43.58		-55.47		-65.18		-74.70	
100-20	-28.93		-36.01		-40.64		-49.72		-62.93		-73.72		-84.30	
100-22	-33.00		-40.78		-45.88		-55.87		-70.39		-82.25		-93.88	
100-24	-37.07	1.52	-45.56	1.30	-51.12	1.18	-62.01	1.01	-77.84	0.83	-90.77	0.73	-103.46	0.65
100-26	-41.14		-50.33		-56.35		-68.14		-85.29		-99.29		-113.02	
WAL to Call	**1.516**		**1.290**		**1.175**		**1.000**		**0.822**		**0.718**		**0.639**	
WAL to Maturity	**1.516**		**1.290**		**1.175**		**1.000**		**0.822**		**0.718**		**0.639**	
First Pay	**6/25/2004**		**6/25/2004**		**6/25/2004**		**6/25/2004**		**6/25/2004**		**6/25/2004**		**6/25/2004**	
Last Pay	**6/25/2007**		**12/25/2006**		**9/25/2006**		**5/25/2006**		**12/25/2005**		**9/25/2005**		**7/25/2005**	

(1) Libor =1.10%

(2) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A1B Yield Table (Yields are expressed in %)(1)

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	3.26	1.45	3.35	1.24	3.41	1.13	3.54	0.96	3.72	0.80	3.86	0.70	4.01	0.62
99-08	3.21		3.30		3.36		3.47		3.64		3.77		3.91	
99-10	3.17		3.25		3.30		3.41		3.56		3.68		3.80	
99-12	3.13		3.20		3.25		3.34		3.48		3.59		3.70	
99-14	3.08		3.15		3.19		3.28		3.40		3.50		3.60	
99-16	3.04	1.45	3.10	1.24	3.14	1.13	3.21	0.97	3.32	0.80	3.41	0.70	3.50	0.62
99-18	3.00		3.05		3.08		3.15		3.24		3.32		3.40	
99-20	2.95		3.00		3.03		3.08		3.16		3.23		3.30	
99-22	2.91		2.95		2.97		3.02		3.09		3.14		3.20	
99-24	2.87		2.90		2.92		2.95		3.01		3.05		3.10	
99-26	2.82	1.46	2.85	1.24	2.86	1.14	2.89	0.97	2.93	0.80	2.96	0.70	3.00	0.62
99-28	2.78		2.80		2.81		2.82		2.85		2.87		2.90	
99-30	2.74		2.75		2.75		2.76		2.77		2.78		2.80	
100-00	2.70		2.70		2.70		2.70		2.70		2.70		2.70	
100-02	2.65		2.64		2.64		2.63		2.62		2.61		2.59	
100-04	2.61	1.46	2.59	1.25	2.59	1.14	2.57	0.97	2.54	0.80	2.52	0.70	2.50	0.62
100-06	2.57		2.54		2.53		2.50		2.46		2.43		2.40	
100-08	2.52		2.49		2.48		2.44		2.38		2.34		2.30	
100-10	2.48		2.44		2.42		2.37		2.31		2.25		2.20	
100-12	2.44		2.40		2.37		2.31		2.23		2.16		2.10	
100-14	2.40	1.46	2.35	1.25	2.31	1.14	2.25	0.97	2.15	0.80	2.07	0.70	2.00	0.63
100-16	2.35		2.30		2.26		2.18		2.07		1.99		1.90	
100-18	2.31		2.25		2.20		2.12		2.00		1.90		1.80	
100-20	2.27		2.20		2.15		2.06		1.92		1.81		1.70	
100-22	2.23		2.15		2.09		1.99		1.84		1.72		1.60	
100-24	2.18	1.47	2.10	1.25	2.04	1.14	1.93	0.98	1.77	0.81	1.63	0.71	1.50	0.63
100-26	2.14		2.05		1.99		1.86		1.69		1.54		1.40	
WAL to Call	1.516		1.290		1.175		1.000		0.822		0.718		0.639	
WAL to Maturity	1.516		1.290		1.175		1.000		0.822		0.718		0.639	
First Pay	6/25/2004		6/25/2004		6/25/2004		6/25/2004		6/25/2004		6/25/2004		6/25/2004	
Last Pay	6/25/2007		12/25/2006		9/25/2006		5/25/2006		12/25/2005		9/25/2005		7/25/2005	

(1) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A2 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	4.28	3.28	4.31	2.76	4.33	2.50	4.37	2.11	4.43	1.70	4.48	1.47	4.53	1.29
99-08	4.26		4.29		4.31		4.34		4.40		4.44		4.49	
99-10	4.24		4.27		4.28		4.31		4.36		4.40		4.44	
99-12	4.22		4.24		4.26		4.28		4.32		4.36		4.39	
99-14	4.20		4.22		4.23		4.25		4.29		4.31		4.34	
99-16	4.18	3.28	4.20	2.76	4.21	2.50	4.22	2.11	4.25	1.70	4.27	1.47	4.29	1.29
99-18	4.17		4.17		4.18		4.19		4.21		4.23		4.24	
99-20	4.15		4.15		4.16		4.16		4.18		4.18		4.19	
99-22	4.13		4.13		4.13		4.13		4.14		4.14		4.15	
99-24	4.11		4.11		4.11		4.10		4.10		4.10		4.10	
99-26	4.09	3.29	4.08	2.76	4.08	2.50	4.07	2.11	4.07	1.70	4.06	1.47	4.05	1.29
99-28	4.07		4.06		4.06		4.05		4.03		4.02		4.00	
99-30	4.05		4.04		4.03		4.02		3.99		3.97		3.95	
100-00	4.03		4.02		4.01		3.99		3.96		3.93		3.90	
100-02	4.01		3.99		3.98		3.96		3.92		3.89		3.86	
100-04	3.99	3.29	3.97	2.76	3.96	2.50	3.93	2.11	3.88	1.71	3.85	1.47	3.81	1.29
100-06	3.98		3.95		3.93		3.90		3.85		3.80		3.76	
100-08	3.96		3.93		3.91		3.87		3.81		3.76		3.71	
100-10	3.94		3.90		3.88		3.84		3.77		3.72		3.66	
100-12	3.92		3.88		3.86		3.81		3.74		3.68		3.62	
100-14	3.90	3.29	3.86	2.76	3.83	2.50	3.78	2.11	3.70	1.71	3.64	1.48	3.57	1.30
100-16	3.88		3.84		3.81		3.75		3.66		3.59		3.52	
100-18	3.86		3.81		3.78		3.72		3.63		3.55		3.47	
100-20	3.84		3.79		3.76		3.69		3.59		3.51		3.43	
100-22	3.82		3.77		3.73		3.66		3.56		3.47		3.38	
100-24	3.81	3.29	3.75	2.77	3.71	2.51	3.63	2.11	3.52	1.71	3.43	1.48	3.33	1.30
100-26	3.79		3.72		3.68		3.60		3.48		3.38		3.28	
WAL to Call	3.602		2.989		2.691		2.250		1.802		1.548		1.354	
WAL to Maturity	3.602		2.989		2.691		2.250		1.802		1.548		1.354	
First Pay	6/25/2007		12/25/2006		9/25/2006		5/25/2006		12/25/2005		9/25/2005		7/25/2005	
Last Pay	7/25/2008		10/25/2007		6/25/2007		12/25/2006		6/25/2006		2/25/2006		11/25/2005	

(1) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A3 Yield Table (Yields expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	4.87	4.43	4.89	3.71	4.91	3.35	4.94	2.77	4.98	2.20	5.02	1.89	5.06	1.65
99-08	4.86		4.87		4.89		4.91		4.95		4.99		5.02	
99-10	4.84		4.86		4.87		4.89		4.93		4.95		4.98	
99-12	4.83		4.84		4.85		4.87		4.90		4.92		4.94	
99-14	4.81		4.82		4.83		4.85		4.87		4.89		4.91	
99-16	4.80	4.43	4.81	3.72	4.81	3.35	4.82	2.78	4.84	2.21	4.85	1.89	4.87	1.65
99-18	4.78		4.79		4.79		4.80		4.81		4.82		4.83	
99-20	4.77		4.77		4.77		4.78		4.78		4.79		4.79	
99-22	4.76		4.76		4.76		4.76		4.76		4.76		4.76	
99-24	4.74		4.74		4.74		4.73		4.73		4.72		4.72	
99-26	4.73	4.44	4.72	3.72	4.72	3.35	4.71	2.78	4.70	2.21	4.69	1.89	4.68	1.65
99-28	4.71		4.71		4.70		4.69		4.67		4.66		4.64	
99-30	4.70		4.69		4.68		4.67		4.64		4.62		4.60	
100-00	4.69		4.67		4.66		4.64		4.61		4.59		4.57	
100-02	4.67		4.66		4.64		4.62		4.59		4.56		4.53	
100-04	4.66	4.44	4.64	3.72	4.63	3.35	4.60	2.78	4.56	2.21	4.53	1.90	4.49	1.66
100-06	4.64		4.62		4.61		4.58		4.53		4.49		4.45	
100-08	4.63		4.61		4.59		4.55		4.50		4.46		4.42	
100-10	4.62		4.59		4.57		4.53		4.47		4.43		4.38	
100-12	4.60		4.57		4.55		4.51		4.45		4.39		4.34	
100-14	4.59	4.44	4.56	3.72	4.53	3.36	4.49	2.78	4.42	2.21	4.36	1.90	4.30	1.66
100-16	4.57		4.54		4.51		4.47		4.39		4.33		4.27	
100-18	4.56		4.52		4.50		4.44		4.36		4.30		4.23	
100-20	4.55		4.51		4.48		4.42		4.33		4.26		4.19	
100-22	4.53		4.49		4.46		4.40		4.31		4.23		4.15	
100-24	4.52	4.44	4.47	3.73	4.44	3.36	4.38	2.78	4.28	2.21	4.20	1.90	4.12	1.66
100-26	4.50		4.46		4.42		4.35		4.25		4.17		4.08	
WAL to Call	5.107		4.192		3.737		3.050		2.385		2.029		1.761	
WAL to Maturity	5.107		4.192		3.737		3.050		2.385		2.029		1.761	
First Pay	7/25/2008		10/25/2007		6/25/2007		12/25/2006		6/25/2006		2/25/2006		11/25/2005	
Last Pay	8/25/2010		6/25/2009		11/25/2008		1/25/2008		2/25/2007		9/25/2006		5/25/2006	

(1) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A4 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	5.94	7.00	5.95	5.86	5.96	5.22	5.98	4.20	6.01	3.26	6.04	2.69	6.07	2.25
99-08	5.93		5.94		5.95		5.97		5.99		6.02		6.04	
99-10	5.92		5.93		5.94		5.95		5.97		5.99		6.01	
99-12	5.91		5.92		5.93		5.94		5.95		5.97		5.99	
99-14	5.91		5.91		5.91		5.92		5.93		5.95		5.96	
99-16	5.90	7.00	5.90	5.86	5.90	5.22	5.91	4.21	5.92	3.26	5.92	2.69	5.93	2.25
99-18	5.89		5.89		5.89		5.89		5.90		5.90		5.90	
99-20	5.88		5.88		5.88		5.88		5.88		5.88		5.88	
99-22	5.87		5.87		5.87		5.86		5.86		5.85		5.85	
99-24	5.86		5.86		5.85		5.85		5.84		5.83		5.82	
99-26	5.85	7.01	5.85	5.87	5.84	5.23	5.83	4.21	5.82	3.26	5.81	2.69	5.79	2.26
99-28	5.84		5.84		5.83		5.82		5.80		5.78		5.76	
99-30	5.83		5.83		5.82		5.80		5.78		5.76		5.74	
100-00	5.83		5.81		5.81		5.79		5.76		5.74		5.71	
100-02	5.82		5.80		5.80		5.77		5.74		5.71		5.68	
100-04	5.81	7.02	5.79	5.87	5.78	5.23	5.76	4.21	5.72	3.26	5.69	2.69	5.65	2.26
100-06	5.80		5.78		5.77		5.74		5.71		5.67		5.63	
100-08	5.79		5.77		5.76		5.73		5.69		5.64		5.60	
100-10	5.78		5.76		5.75		5.72		5.67		5.62		5.57	
100-12	5.77		5.75		5.74		5.70		5.65		5.60		5.54	
100-14	5.76	7.02	5.74	5.88	5.72	5.24	5.69	4.22	5.63	3.27	5.58	2.70	5.52	2.26
100-16	5.75		5.73		5.71		5.67		5.61		5.55		5.49	
100-18	5.75		5.72		5.70		5.66		5.59		5.53		5.46	
100-20	5.74		5.71		5.69		5.64		5.57		5.51		5.43	
100-22	5.73		5.70		5.68		5.63		5.55		5.48		5.41	
100-24	5.72	7.03	5.69	5.89	5.66	5.24	5.61	4.22	5.53	3.27	5.46	2.70	5.38	2.26
100-26	5.71		5.68		5.65		5.60		5.52		5.44		5.35	
WAL to Call	9.440		7.512		6.503		5.000		3.7363		3.019		2.489	
WAL to Maturity	9.441		7.512		6.503		5.000		3.7363		3.019		2.489	
First Pay	8/25/2010		6/25/2009		11/25/2008		1/25/2008		2/25/2007		9/25/2006		5/25/2006	
Last Pay	8/25/2017		8/25/2015		5/25/2014		9/25/2011		6/25/2009		6/25/2008		9/25/2007	

(1) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A5 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
97-06	6.61	8.69	6.64	7.79	6.66	7.26	6.72	6.29	6.82	4.94	6.92	4.13	7.02	3.50
97-08	6.60		6.63		6.66		6.71		6.81		6.90		7.00	
97-10	6.60		6.63		6.65		6.70		6.80		6.89		6.99	
97-12	6.59		6.62		6.64		6.69		6.78		6.87		6.97	
97-14	6.58		6.61		6.63		6.68		6.77		6.86		6.95	
97-16	6.57	8.70	6.60	7.80	6.62	7.27	6.67	6.29	6.76	4.94	6.84	4.13	6.93	3.50
97-18	6.57		6.59		6.61		6.66		6.74		6.82		6.91	
97-20	6.56		6.58		6.60		6.65		6.73		6.81		6.89	
97-22	6.55		6.58		6.59		6.64		6.72		6.79		6.88	
97-24	6.54		6.57		6.59		6.63		6.71		6.78		6.86	
97-26	6.54	8.71	6.56	7.81	6.58	7.27	6.61	6.30	6.69	4.95	6.76	4.13	6.84	3.51
97-28	6.53		6.55		6.57		6.60		6.68		6.75		6.82	
97-30	6.52		6.54		6.56		6.59		6.67		6.73		6.80	
98-00	6.51		6.54		6.55		6.58		6.65		6.72		6.79	
98-02	6.51		6.53		6.54		6.57		6.64		6.70		6.77	
98-04	6.50	8.71	6.52	7.82	6.53	7.28	6.56	6.30	6.63	4.95	6.69	4.14	6.75	3.51
98-06	6.49		6.51		6.52		6.55		6.62		6.67		6.73	
98-08	6.49		6.50		6.52		6.54		6.60		6.66		6.71	
98-10	6.48		6.50		6.51		6.53		6.59		6.64		6.70	
98-12	6.47		6.49		6.50		6.52		6.58		6.63		6.68	
98-14	6.46	8.72	6.48	7.82	6.49	7.29	6.51	6.31	6.56	4.95	6.61	4.14	6.66	3.51
98-16	6.46		6.47		6.48		6.50		6.55		6.59		6.64	
98-18	6.45		6.46		6.47		6.49		6.54		6.58		6.62	
98-20	6.44		6.45		6.46		6.48		6.53		6.56		6.61	
98-22	6.43		6.45		6.46		6.47		6.51		6.55		6.59	
98-24	6.43	8.73	6.44	7.83	6.45	7.29	6.46	6.31	6.50	4.96	6.53	4.14	6.57	3.51
98-26	6.42		6.43		6.44		6.45		6.49		6.52		6.55	
WAL to Call	13.242		11.242		10.157		8.353		6.168		4.976		4.115	
WAL to Maturity	17.493		15.076		13.694		11.325		8.085		5.994		4.304	
First Pay	8/25/2017		8/25/2015		5/25/2014		9/25/2011		6/25/2009		6/25/2008		9/25/2007	
Last Pay	8/25/2017		8/25/2015		7/25/2014		10/25/2012		12/25/2010		11/25/2009		2/25/2009	

(1) To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Class A6 Yield Table (Yields are expressed in %)[1]

	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-06	5.77	5.84	5.77	5.60	5.78	5.46	5.78	5.20	5.79	4.71	5.80	4.27	5.81	3.89
99-08	5.76		5.76		5.77		5.77		5.78		5.78		5.79	
99-10	5.75		5.75		5.75		5.76		5.76		5.77		5.78	
99-12	5.74		5.74		5.74		5.74		5.75		5.75		5.76	
99-14	5.73		5.73		5.73		5.73		5.74		5.74		5.74	
99-16	5.72	5.84	5.72	5.60	5.72	5.46	5.72	5.20	5.72	4.72	5.73	4.28	5.73	3.90
99-18	5.71		5.71		5.71		5.71		5.71		5.71		5.71	
99-20	5.70		5.70		5.70		5.70		5.70		5.70		5.70	
99-22	5.69		5.69		5.68		5.68		5.68		5.68		5.68	
99-24	5.68		5.67		5.67		5.67		5.67		5.67		5.66	
99-26	5.66	5.85	5.66	5.61	5.66	5.47	5.66	5.21	5.66	4.72	5.65	4.28	5.65	3.90
99-28	5.65		5.65		5.65		5.65		5.64		5.64		5.63	
99-30	5.64		5.64		5.64		5.64		5.63		5.62		5.62	
100-00	5.63		5.63		5.63		5.62		5.62		5.61		5.60	
100-02	5.62		5.62		5.62		5.61		5.60		5.59		5.58	
100-04	5.61	5.85	5.61	5.61	5.61	5.47	5.60	5.21	5.59	4.73	5.58	4.28	5.57	3.90
100-06	5.60		5.60		5.59		5.59		5.58		5.57		5.55	
100-08	5.59		5.59		5.58		5.58		5.56		5.55		5.54	
100-10	5.58		5.57		5.57		5.56		5.55		5.54		5.52	
100-12	5.57		5.56		5.56		5.55		5.54		5.52		5.50	
100-14	5.56	5.86	5.55	5.62	5.55	5.48	5.54	5.22	5.53	4.73	5.51	4.28	5.49	3.90
100-16	5.55		5.54		5.54		5.53		5.51		5.49		5.47	
100-18	5.54		5.53		5.53		5.52		5.50		5.48		5.46	
100-20	5.53		5.52		5.51		5.51		5.49		5.46		5.44	
100-22	5.52		5.51		5.50		5.49		5.47		5.45		5.43	
100-24	5.51	5.86	5.50	5.62	5.49	5.48	5.48	5.22	5.46	4.73	5.44	4.29	5.41	3.91
100-26	5.49		5.49		5.48		5.47		5.45		5.42		5.39	
WAL to Call	7.460		7.061		6.837		6.425		5.689		5.054		4.537	
WAL to Maturity	7.489		7.111		6.908		6.581		6.258		6.088		5.974	
First Pay	6/25/2007		6/25/2007		6/25/2007		6/25/2007		7/25/2007		8/25/2007		9/25/2007	
Last Pay	8/25/2017		8/25/2015		7/25/2014		10/25/2012		12/25/2010		11/25/2009		2/25/2009	

[1] To 10% Optional Redemption

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SASCO 2004-11XS Collateral Summary*

Total Number of Loans	1,594	**Occupancy Status**	
Total Outstanding Loan Balance	$324,822,989	Primary Home	75.8%
Average Loan Principal Balance	$203,779	Investment	19.0%
Prepayment Penalty	39.54%	Second Home	5.1%
Weighted Average Coupon	6.873%		
Weighted Average Original Term (mo.)	351		
Weighted Average Remaining Term (mo.)	347	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	4	(Other states account individually for less than	
Non-Zero Weighted Average Original LTV	76.40%	5% of the Cut-off Date principal balance.)	
Original LTV > 80 and no MI	4.38%	CA	25.1%
Non-Zero Weighted Average FICO	692	FL	10.1%
		NY	8.2%
Prepayment Penalty (years)		CO	5.8%
None	60.5%		
0.001 - 1.000	3.2%	**Lien Position**	
1.001 - 2.000	0.5%	First	100.0%
2.001 - 3.000	10.5%		
4.001 - 5.000	25.2%		
5.001 or above	0.1%		

* *The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	51	1,912,896.38	0.59
50,000.01 - 100,000.00	347	26,586,365.31	8.18
100,000.01 - 150,000.00	377	46,933,306.53	14.45
150,000.01 - 200,000.00	227	38,952,159.15	11.99
200,000.01 - 250,000.00	164	37,232,948.51	11.46
250,000.01 - 300,000.00	129	35,623,576.00	10.97
300,000.01 - 350,000.00	125	40,746,381.19	12.54
350,000.01 - 400,000.00	44	16,460,402.23	5.07
400,000.01 - 450,000.00	28	11,991,295.20	3.69
450,000.01 - 500,000.00	29	13,961,820.99	4.30
500,000.01 - 550,000.00	21	11,084,133.02	3.41
550,000.01 - 600,000.00	14	8,058,899.20	2.48
600,000.01 - 650,000.00	8	5,071,155.25	1.56
650,000.01 - 700,000.00	2	1,358,893.90	0.42
700,000.01 - 750,000.00	4	2,899,879.84	0.89
750,000.01 - 800,000.00	3	2,358,000.00	0.73
800,000.01 - 850,000.00	3	2,464,791.83	0.76
850,000.01 - 900,000.00	4	3,517,501.33	1.08
950,000.01 - 1,000,000.00	8	7,858,808.15	2.42
1,000,000.01 - 1,250,000.00	2	2,239,005.69	0.69
1,250,000.01 - 1,500,000.00	2	2,753,868.83	0.85
1,500,000.01 - 1,750,000.00	1	1,620,000.00	0.50
3,000,000.01 - 3,250,000.00	1	3,136,900.00	0.97
Total:	**1,594**	**324,822,988.53**	**100.00**

Minimum: $9,793
Maximum: $3,136,900
Average: $203,779

** The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.00001 - 4.50000	1	112,907.27	0.03
4.50001 - 5.00000	7	1,543,000.00	0.48
5.00001 - 5.50000	40	9,895,391.36	3.05
5.50001 - 6.00000	263	51,968,485.18	16.00
6.00001 - 6.50000	277	47,475,251.65	14.62
6.50001 - 7.00000	474	115,212,253.44	35.47
7.00001 - 7.50000	234	45,321,788.16	13.95
7.50001 - 8.00000	119	25,901,063.38	7.97
8.00001 - 8.50000	46	6,680,916.74	2.06
8.50001 - 9.00000	44	6,598,001.10	2.03
9.00001 - 9.50000	27	5,205,864.90	1.60
9.50001 - 10.00000	45	6,983,624.76	2.15
10.00001 - 10.50000	14	1,819,819.78	0.56
10.50001 - 11.00000	3	104,620.81	0.03
Total:	**1,594**	**324,822,988.53**	**100.00**

Minimum: 4.500%
Maximum: 10.750%
Weighted Average: 6.873%

* *The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms toStated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 120	1	26,117.59	0.01
171 - 180	95	15,726,146.08	4.84
181 - 240	10	1,246,489.01	0.38
241 - 300	1	204,784.09	0.06
301 - 360	1,487	307,619,451.76	94.70
Total:	**1,594**	**324,822,988.53**	**100.00**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 350.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 180	98	15,852,092.96	4.88
181 - 240	11	1,283,861.43	0.40
241 - 360	1,485	307,687,034.14	94.72
Total:	**1,594**	**324,822,988.53**	**100.00**

Minimum: 34
Maximum: 360
Weighted Average: 347

** The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	4	1,358,616.67	0.42
20.001 - 30.000	8	1,455,992.13	0.45
30.001 - 40.000	32	5,113,011.82	1.57
40.001 - 50.000	51	10,019,440.48	3.08
50.001 - 60.000	77	21,775,039.25	6.70
60.001 - 70.000	214	51,761,963.02	15.94
70.001 - 80.000	722	147,427,306.90	45.39
80.001 - 90.000	251	48,881,714.59	15.05
90.001 - 100.000	235	37,029,903.67	11.40
Total:	**1,594**	**324,822,988.53**	**100.00**

Non-Zero Minimum: 10.670%
Maximum: 100.00%
Non-Zero Weighted Average: 76.395%

* *The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 0	28	3,046,849.20	0.94
521 - 540	3	477,080.35	0.15
541 - 560	3	457,642.40	0.14
561 - 580	2	185,100.07	0.06
581 - 600	17	2,929,430.54	0.90
601 - 620	30	5,554,628.75	1.71
621 - 640	141	31,726,971.42	9.77
641 - 660	209	39,340,373.87	12.11
661 - 680	274	56,131,711.58	17.28
681 - 700	264	55,629,384.95	17.13
701 - 720	212	44,122,149.63	13.58
721 - 740	182	37,731,367.85	11.62
741 - 760	107	23,131,204.06	7.12
761 - 780	75	14,111,653.37	4.34
781 - 800	37	7,974,797.74	2.46
801 - 820	10	2,272,642.75	0.70
Total:	**1,594**	**324,822,988.53**	**100.00**

Non-Zero Minimum:	527
Maximum:	818
Non-Zero Weighted Average:	692

** The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	752	151,194,935.26	46.55
Cash Out Refinance	564	121,352,995.84	37.36
Rate/Term Refinance	272	51,825,967.51	15.96
Home Improvement	6	449,089.92	0.14
Total:	**1,594**	**324,822,988.53**	**100.00**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	1,063	208,792,564.83	64.28
PUD	226	49,731,692.43	15.31
2-4 Family	160	40,303,968.86	12.41
Condo	143	25,771,412.41	7.93
Coop	1	177,750.00	0.05
Manufactured Housing	1	45,600.00	0.01
Total:	**1,594**	**324,822,988.53**	**100.00**

* *The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
CA	277	81,565,944.60	25.11
FL	206	32,704,304.79	10.07
NY	71	26,613,856.28	8.19
CO	74	18,787,095.41	5.78
MD	68	13,717,622.49	4.22
TX	88	12,116,573.08	3.73
NJ	51	11,042,848.22	3.40
AZ	65	10,769,465.76	3.32
VA	51	9,836,998.12	3.03
GA	68	9,279,912.43	2.86
Other	575	98,388,367.35	30.29
Total:	**1,594**	**324,822,988.53**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	885	196,394,356.77	60.46
0.500	10	3,119,607.09	0.96
0.583	3	611,688.79	0.19
0.667	8	1,958,200.00	0.60
1.000	22	4,747,079.15	1.46
2.000	11	1,656,977.41	0.51
3.000	220	34,142,789.32	10.51
5.000	428	81,747,672.30	25.17
8.167	7	444,617.70	0.14
Total:	**1,594**	**324,822,988.53**	**100.00**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Limited	500	109,930,216.65	33.84
Full	508	91,337,048.94	28.12
No Documentation	424	86,605,712.16	26.66
No Ratio	162	36,950,010.78	11.38
Total:	**1,594**	**324,822,988.53**	**100.00**

** The Mortgage Loan collateral tables shown have a cut-off date of April 1, 2004 for illustration purposes. The actual cut-off date for the deal will be May 1, 2004.*

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Yield Table - Bond A4B

kkanaan:S04-11XS_M3C; A4B
Settle as of 05/28/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.61	Historical:			Fixed Coupon:	5.710	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	5,000,000		
WAC:	6.873	3 Month:	N/A	N/A	Orig Not:	61,470,000		
WAM:	347	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	4	12 Month:	N/A	N/A	Factor Date:	05/25/04	Next Pmt:	06/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

Price	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
				Yield			
99-21+	5.77	5.77	5.77	5.77	5.76	5.76	5.76
99-23+	5.76	5.76	5.76	5.75	5.74	5.74	5.73
99-25+	5.75	5.75	5.74	5.74	5.72	5.71	5.70
99-27+	5.74	5.74	5.73	5.72	5.71	5.69	5.67
99-29+	5.74	5.73	5.72	5.71	5.69	5.67	5.64
99-31+	**5.73**	**5.72**	**5.71**	**5.69**	**5.67**	**5.64**	**5.62**
100-01+	5.72	5.71	5.70	5.68	5.65	5.62	5.59
100-03+	5.71	5.70	5.69	5.66	5.63	5.60	5.56
100-05+	5.70	5.68	5.67	5.65	5.61	5.57	5.53
100-07+	5.69	5.67	5.66	5.63	5.59	5.55	5.51
100-09+	5.68	5.66	5.65	5.62	5.57	5.53	5.48
Average Life	9.44	7.51	6.50	5.00	3.74	3.02	2.49
First Pay	08/25/10	06/25/09	11/25/08	01/25/08	02/25/07	09/25/06	05/25/06
Last Pay	08/25/17	08/25/15	05/25/14	09/25/11	06/25/09	06/25/08	09/25/07
Duration	7.048	5.896	5.250	4.223	3.270	2.697	2.260

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0216	1.3165	2.5945	3.2049	3.9418	4.8135	5.5285
Coupon			2.2500	3.1250	3.1250	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1600	1.2400	1.5200	2.0400	2.9720	3.6299	4.0958	4.4443	4.6799	4.9155	5.0823	5.2141	5.3285	5.5035	5.6897	5.9010

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond NAS

kkanaan:S04-11XS_M4; NAS
Settle as of 05/28/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.61	Historical:			Fixed Coupon:	5.580	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	30,696,000		
WAC:	6.873	3 Month:	N/A	N/A				
WAM:	347	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	4	12 Month:	N/A	N/A	Factor Date:	05/25/04	Next Pmt:	06/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	100% User_Curve_1	110% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
99-21+	5.64	5.64	5.64	5.64	5.64	5.64	5.63
99-23+	5.63	5.63	5.63	5.62	5.62	5.62	5.62
99-25+	5.62	5.61	5.61	5.61	5.61	5.61	5.60
99-27+	5.61	5.60	5.60	5.60	5.60	5.59	5.59
99-29+	5.60	5.59	5.59	5.59	5.58	5.58	5.57
99-31+	**5.58**	**5.58**	**5.58**	**5.58**	**5.57**	**5.56**	**5.55**
100-01+	5.57	5.57	5.57	5.57	5.56	5.55	5.54
100-03+	5.56	5.56	5.56	5.55	5.54	5.53	5.52
100-05+	5.55	5.55	5.54	5.54	5.53	5.52	5.51
100-07+	5.54	5.53	5.53	5.53	5.52	5.50	5.49
100-09+	5.53	5.52	5.52	5.52	5.50	5.49	5.47
Average Life	7.46	6.84	6.62	6.43	5.69	5.05	4.54
First Pay	06/25/07	06/25/07	06/25/07	06/25/07	07/25/07	08/25/07	09/25/07
Last Pay	08/25/17	07/25/14	07/25/13	10/25/12	12/25/10	11/25/09	02/25/09
Duration	5.863	5.480	5.346	5.219	4.732	4.286	3.906

Page 35 of 38

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0215	1.3524	2.5316	3.1276	3.8697	4.7420	5.4548
Coupon			2.2500	3.1250	3.8750	4.7500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1800	1.2800	1.5688	2.0900	2.9616	3.5776	4.0211	4.3572	4.5904	4.8236	4.9905	5.1225	5.2370	5.4145	5.6052	5.8198

The above indicative value[s] are as of the date indicated and *do not represent* actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates *may not be representative* of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that *Lehman Brothers makes no representation and shall have no liability in any way arising* therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A1C

kkanaan:S04-11XS_M5; A1C
Settle as of 05/28/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.61	Historical:			Fixed Coupon:	2.880	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	62,819,000		
WAC:	6.873	3 Month:	N/A	N/A	Orig Not:	98,843,000		
WAM:	347	6 Month:	N/A	N/A	Factor:	0.1722250		
WALA:	4	12 Month:	N/A	N/A	Factor Date:	05/25/04	Next Pmt:	06/25/04
		Life:	N/A	N/A	Delay:	0	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				Yield			
99-25	3.05	3.07	3.09	3.12	3.17	3.21	3.25
99-27	3.00	3.02	3.04	3.06	3.09	3.12	3.15
99-29	2.96	2.97	2.98	2.99	3.01	3.03	3.05
99-31	2.92	2.92	2.92	2.93	2.94	2.94	2.95
100-01	2.88	2.87	2.87	2.87	2.86	2.85	2.85
100-03	**2.83**	**2.82**	**2.81**	**2.80**	**2.78**	**2.76**	**2.75**
100-05	2.79	2.77	2.76	2.74	2.70	2.67	2.65
100-07	2.75	2.72	2.70	2.67	2.62	2.59	2.55
100-09	2.70	2.67	2.65	2.61	2.55	2.50	2.45
100-11	2.66	2.62	2.60	2.54	2.47	2.41	2.35
100-13	2.62	2.57	2.54	2.48	2.39	2.32	2.25
Average Life	1.52	1.29	1.18	1.00	0.82	0.72	0.64
First Pay	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04
Last Pay	06/25/07	12/25/06	09/25/06	05/25/06	12/25/05	09/25/05	07/25/05
Duration	1.456	1.244	1.136	0.970	0.800	0.700	0.624

Page 36 of 38

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0163	1.3523	2.5243	3.1276	3.8731	4.7409	5.4506
Coupon			2.2500	3.1250	3.8750	4.7500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1800	1.2800	1.5600	2.0700	2.9618	3.5751	4.0203	4.3606	4.5929	4.8252	4.9913	5.1223	5.2359	5.4134	5.6033	5.8231

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary *significantly* from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary *significantly from the estimates or quotations* that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A3A

kkanaan:S04-11XS_M5; A3A
Settle as of 05/28/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.61	Historical:			Fixed Coupon:	4.760	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	15,000,000		
WAC:	6.873	3 Month:	N/A	N/A	Orig Not:	26,126,000		
WAM:	347	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	4	12 Month:	N/A	N/A	Factor Date:	05/25/04	Next Pmt:	06/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
99-21+	4.81	4.81	4.81	4.81	4.81	4.81	4.81
99-23+	4.80	4.79	4.79	4.79	4.78	4.78	4.78
99-25+	4.78	4.78	4.77	4.77	4.76	4.75	4.74
99-27+	4.77	4.76	4.75	4.74	4.73	4.71	4.70
99-29+	4.75	4.74	4.74	4.72	4.70	4.68	4.66
99-31+	**4.74**	**4.73**	**4.72**	**4.70**	**4.67**	**4.65**	**4.63**
100-01+	4.73	4.71	4.70	4.68	4.64	4.62	4.59
100-03+	4.71	4.69	4.68	4.65	4.61	4.58	4.55
100-05+	4.70	4.68	4.66	4.63	4.59	4.55	4.51
100-07+	4.68	4.66	4.64	4.61	4.56	4.52	4.47
100-09+	4.67	4.64	4.62	4.59	4.53	4.48	4.44
Average Life	5.11	4.19	3.74	3.05	2.39	2.03	1.76
First Pay	07/25/08	10/25/07	06/25/07	12/25/06	06/25/06	02/25/06	11/25/05
Last Pay	08/25/10	06/25/09	11/25/08	01/25/08	02/25/07	09/25/06	05/25/06
Duration	4.432	3.716	3.348	2.777	2.206	1.893	1.654

Page 37 of 38

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0344	1.3779	2.5414	3.1497	3.8905	4.7439	5.4402
Coupon			2.2500	3.1250	3.8750	4.7500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1900	1.2900	1.5900	2.1300	2.9818	3.6009	4.0490	4.3846	4.6115	4.8384	5.0016	5.1297	5.2404	5.4179	5.6044	5.8216

The above *indicative value[s]* are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market *liquidity, position size,* transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that *Lehman Brothers makes no representation* and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond A4B

kkanaan:S04-11XS-G1_PRICE; A4B
Settle as of 05/28/04

Collateral Summary					Bond Summary			
Type:	LOAN 6.61	Historical:			Fixed Coupon:	5.710	Type:	Fixed
AM Type:	Fixed	1 Month:	N/A	N/A	Orig Bal:	10,000,000		
WAC:	6.914	3 Month:	N/A	N/A	Orig Not:	61,470,000		
WAM:	344	6 Month:	N/A	N/A	Factor:	1.0000000		
WALA:	7	12 Month:	N/A	N/A	Factor Date:	05/25/04	Next Pmt:	06/25/04
		Life:	N/A	N/A	Delay:	24	Cusip:	

	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
Price				**Yield**			
99-19+	5.78	5.78	5.78	5.78	5.78	5.78	5.78
99-21+	5.77	5.77	5.77	5.77	5.76	5.76	5.75
99-23+	5.76	5.76	5.76	5.75	5.74	5.73	5.73
99-25+	5.75	5.75	5.74	5.74	5.72	5.71	5.70
99-27+	5.74	5.74	5.73	5.72	5.70	5.69	5.67
99-29+	**5.74**	**5.73**	**5.72**	**5.71**	**5.69**	**5.66**	**5.64**
99-31+	5.73	5.72	5.71	5.69	5.67	5.64	5.61
100-01+	5.72	5.71	5.70	5.68	5.65	5.62	5.59
100-03+	5.71	5.70	5.69	5.66	5.63	5.59	5.56
100-05+	5.70	5.69	5.67	5.65	5.61	5.57	5.53
100-07+	5.69	5.68	5.66	5.63	5.59	5.55	5.50
Average Life	9.64	7.61	6.54	5.00	3.71	2.95	2.43
First Pay	01/25/11	10/25/09	02/25/09	03/25/08	03/25/07	10/25/06	05/25/06
Last Pay	05/25/17	03/25/15	01/25/14	02/25/11	03/25/09	04/25/08	04/25/07
Duration	7.179	5.968	5.281	4.227	3.249	2.642	2.214

Page 38 of 38

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	1.0806	1.4039	2.5376	3.1414	3.8817	4.7280	5.4156
Coupon			2.2500	3.1250	3.8750	4.7500	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.1000	1.1900	1.2900	1.5825	2.1000	2.9830	3.5925	4.0421	4.3766	4.6024	4.8283	4.9878	5.1174	5.2270	5.4045	5.5915	5.8050

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may *include (but are not limited to) prevailing* credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own *accounting or other advisors* as to the adequacy of *this information for your purposes*. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.